Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

September 2003

AEGON N.V.

50 AEGONplein

2591 TV THE HAGUE

The Netherlands

Transamerica Finance Corporation press release, dated September 4, 2003, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: September 4, 2003	By E.Lagendijk

E. Lagendijk
Senior Vice President and General Counsel